UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2023 Interim Results dated 27 July 2023

2023 Interim Results

Strong operational and financial performance: Organic Revenue¹ growth of 5.9%; excellent momentum in bolt-on M&A with increased spend expectation for full year

Effective delivery on Terminix integration plan; cost synergies firmly on track

Financial Results¹	AER			CER
£m	H1 2023 £m	H1 2022 £m	Change %	H1 2023 £m	H1 2022 £m	Change %
Revenue	2,671	1,572	69.9%	2,666	1,613	65.3%
Adjusted EBITDA	602	350	72.0%
Adjusted Operating Profit	437	233	88.0%	434	239	81.7%
Adjusted Profit before Tax	377	226	67.3%	383	229	66.9%
Free Cash Flow	229	151	51.7%
Diluted Adjusted EPS	11.41p	9.45p	20.7%

Statutory Results
Revenue	2,671	1,572	69.9%
Operating Profit	304	170	79.3%
Profit before Tax	240	162	48.1%
EPS	7.35p	6.67p	10.2%
Dividend Per Share	2.75p	2.40p	14.6%

2023 Interim Highlights (Unless otherwise stated, all financials are presented at constant exchanges rates and Organic Revenue growth figures exclude COVID disinfection.)

●
Revenue up 65.3%, reflecting the benefit of M&A, including Terminix. Strong Organic Revenue growth of 5.9%, reflecting growth across all regions, and driven by resilient underlying demand and continued effective pricing. Statutory Revenue up 69.9% to £2,671m at AER

–
Organic Revenue growth of 4.1% in North America, achieved alongside the start of the integration pilot programme and exit of 64 branches; Organic Revenue growth of 4.8% in North America Pest Control services despite lower industry-wide lead flow from residential and termite customers

	–	Organic Revenue up 11.1% in Europe, the Group’s second largest region
Strong Organic Revenue growth across all business categories: 5.6% in Pest Control; 5.2% in Hygiene and Wellbeing; and 16.3% in France Workwear
●	Adjusted Operating Profit increased 81.7%; 67.3% growth in Adjusted PBT at AER despite a £6m FX headwind. Statutory PBT up 48.1% to £240m at AER
–
Group Adjusted Operating Margin up 150bps to 16.3%2, with margin expansion in Pest Control and France Workwear partly offset by Hygiene & Wellbeing, impacted in the half by COVID boosted prior year comparators

	–	North America Adjusted Operating Margin up 250bps to 18.5%, underpinned by the delivery of Terminix synergies
	–	Sustained strong price progression across all regions, accompanied by good customer retention
●	Diluted Adjusted EPS up 20.7% to 11.41p
●
Free Cash Flow of £229m due to the timing of interest payments, leading to 83.0% Adjusted Free Cash Flow conversion in H1, as expected. Guidance on Adjusted FCF conversion in FY 23 maintained at 80-90%

●	Effective reduction in leverage with pro forma net debt to Adjusted EBITDA of 2.8x at 30 June 2023 (FY 22: 3.2x). Net debt at £3.27bn (FY 22 £3.30bn)
●	Strong progress on Terminix integration, tracking cost synergy guidance
	–	$37m pre-tax net P&L cost synergies achieved in H1 23, on track to deliver total of $60m year over year in FY 23
	–	Terminix colleague retention up strongly, 3.7ppts to 67.7%
●	Continued excellent momentum in value-creating M&A
	–	24 acquisitions completed in H1 23 for a total consideration of £202m, with total annualised revenues of £79m in the year prior to purchase
	–	Very strong pipeline of high-quality M&A in place. Guidance on targeted spend in FY 23 raised by £50m to c.£300m
●	Declared interim dividend up 14.6% at 2.75p per share, in line with our progressive policy

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

“Rentokil Initial has delivered a strong overall first half performance. Our results show sustained trading momentum, with organic growth of 5.9%. The Group enjoyed growth in every region and continued to benefit from effective pricing to manage inflationary costs. Revenue growth was further supported by another excellent period of M&A with 24 high-quality businesses acquired for a total consideration of £202m. I am especially pleased with our progress in integrating Terminix. We are seeing clear evidence of density benefits with the start of the pilot programme and we remain firmly on track to deliver synergies. We start the second half of the year with continued confidence in our plans, both operational and strategic.”

2023 Outlook

Rentokil Initial has a clear strategy to deliver growth and margin expansion. Alongside the delivery of the Terminix integration, we expect continued good underlying trading in the remainder of the year, underpinned by our resilient business model and supportive, structural growth drivers. Despite the continuing evolution of our US Pest business, we expect to deliver H2 23 Organic Revenue growth in North America broadly in line with our H1 performance.

Executing on our disciplined integration plan, we remain firmly on course to capture the benefits of the Terminix deal, including both our FY 23 pre-tax net cost synergy guidance of $60m year over year and total annual pre-tax net cost synergies of at least $200m by the end of FY 25.

We also remain confident in our strong margin discipline. The majority of headwinds to Hygiene & Wellbeing’s margin performance are limited to H1, and we therefore expect the category’s Adjusted Operating Margin in H2 to be in excess of 19.0%. Overall, with effective margin protection from proactive cost inflation management and margin accretion from strategy execution and synergy delivery, we reiterate our current year guidance to grow Group Adjusted Operating Margin to c.16.5% and North America Adjusted Operating Margin to c.19.5%.

The recent strengthening of GBP against USD leads to a revision in our FX guidance from a tailwind in FY 23 of £15m-£25m to a headwind of £15m-£20m.

Notwithstanding enduring inflationary pressures, we remain confident in achieving the operational and financial progress in FY 23 that we have previously signposted. Furthermore, in view of our successful deleveraging, net debt to EBITDA is anticipated to be approximately 3x by the end of FY 23, one year ahead of schedule.

Enquiries:

Investors / Analysts:	Peter Russell	Rentokil Initial plc	+44 (0)7795 166506
Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)7788 978199

A presentation for investors and analysts will be held today, 27 July at 9.15am at Goldman Sachs, 25 Shoe Lane, London EC4 4AU. To register attendance please email investor@rentokil-initial.com. The event will also be available via a live audio webcast. Dial-in details will be provided on the Company’s IR website (https://www.rentokil-initial.com/investors.aspx). A recording will be made available following the conclusion of the presentation.

Notes

1 Non GAAP Measures – Organic Revenue (including and excluding disinfection) growth represents the growth in Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue). The Terminix acquisition is treated differently to other acquisitions for Organic Revenue growth purposes. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue growth is calculated as the growth in Revenue compared to the comparative period. This differing treatment for Terminix will expire at the end of 2023 when we will have full year Terminix comparatives. Organic Growth has no equivalent GAAP measure, and is presented to help understand the element of revenue growth that does not relate to acquisition activity.

This statement presents certain further non-GAAP measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and profit measures presented at actual exchange rates (“AER” – GAAP) and constant full year 2022 exchange rates (“CER” – Non-GAAP). Non-GAAP measures include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Cash Flow (previously named Operating Cash Flow), and Diluted Adjusted Earnings Per Share. Adjusted Operating Profit and Adjusted Profit Before Tax exclude certain items that could distort the underlying trading performance. These measures may not be calculated in the same way as similarly named measures reported by other companies. Management believes that these measures provide valuable additional information for users of Rentokil Initial’s Financial Statements in order to better understand the underlying trading performance in the year from activities and businesses that will contribute to future performance. Adjusted Operating Profit represents the performance of the continuing operations of the Group (including acquisitions) and enables the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to the future performance. The Group’s internal strategic planning process is also based on these measures, and they are used for incentive purposes. Revenue and Adjusted Operating Profit are presented at CER unless otherwise stated. An explanation of the measures used along with reconciliation to the nearest IFRS measures is provided in Notes 4,5 and 12.

2 Includes net synergy benefit but excludes costs to achieve which are one-off by nature.

Summary of financial performance (at CER)

Regional Performance

	Revenue			Adjusted Operating Profit
	H1 2023 £m	H1 2022 £m	Change %	H1 2023 £m	H1 2022 £m	Change %
North America	1,646	724	127.3%	304	117	163.2%
Pest Control	1,601	679	135.6%	300	111	173.8%
Hygiene & Wellbeing	45	45	0.4%	4	6	(29.9%)

Europe (inc. LATAM)	522	440	18.7%	95	84	12.4%
Pest Control	250	192	30.0%	56	46	21.3%
Hygiene & Wellbeing	166	157	6.2%	21	25	(15.1%)
France Workwear	106	91	16.3%	18	13	34.1%

UK & Sub Saharan Africa	192	179	6.7%	46	46	(1.1%)
Pest Control	98	88	10.4%	26	21	20.1%
Hygiene & Wellbeing	94	91	3.2%	20	25	(19.6%)

Asia & MENAT	173	155	11.9%	24	22	6.4%
Pest Control	128	109	17.4%	18	16	11.2%
Hygiene & Wellbeing	45	46	(1.2%)	6	6	(6.6%)

Pacific	128	110	16.5%	29	24	22.3%
Pest Control	64	49	30.4%	12	8	56.4%
Hygiene & Wellbeing	64	61	5.2%	17	16	6.1%

Central	5	5	(2.1%)	(58)	(49)	(19.3%)
Restructuring costs	–	–	–	(6)	(5)	(24.7%)
Total at CER	2,666	1,613	65.3%	434	239	81.7%
Total at AER	2,671	1,572	69.9%	437	233	88.0%

Business Category Performance

	Revenue			Adjusted Operating Profit
	H1 2023 £m	H1 2022 £m	Change %	H1 2023 £m	H1 2022 £m	Change %
Pest Control	2,141	1,117	91.5%	412	202	105.1%
Hygiene & Wellbeing	414	400	3.8%	68	78	(12.6%)
France Workwear	106	91	16.3%	18	13	34.1%
Central	5	5	(2.1%)	(58)	(49)	(19.3%)
Restructuring costs	–	–	–	(6)	(5)	(24.7%)
Total at CER	2,666	1,613	65.3%	434	239	81.7%
Total at AER	2,671	1,572	69.9%	437	233	88.0%

Note: Hygiene & Wellbeing performance partly reflects the anticipated decrease in COVID disinfection revenues from £14.2m in H1 22 to £1.6m in H1 23.
Group Overview
In order to help understand the underlying trading performance, unless otherwise stated, the figures below are presented at constant exchanges rates and Organic Revenue growth figures exclude the COVID disinfection business.
Revenue
The Group delivered strong topline momentum in H1, with Revenue rising 65.3% to £2,666m and Organic Revenue up 5.9%, ahead of medium-term Organic Revenue guidance. Statutory Revenue was up 69.9% to £2,671m at AER. Revenue growth in North America was up 127.3%, benefiting from the Terminix acquisition. Europe (inc. LATAM), the Group’s second largest region, was up strongly by 18.7%. Revenue in the Pacific region increased by 16.5% while Asia & MENAT was up 11.9% and the UK & Sub Saharan Africa was up 6.7%. Group Organic Revenue growth including COVID disinfection was 5.4%. As expected, COVID disinfection revenue in H1 reduced significantly to £1.6m (H1 22: £14.2m)

Our Pest Control category grew Revenue by 91.5% (5.6% Organic) to £2,141m, underpinned by strong price progression and good customer retention, albeit impacted by softer US Pest Control services due to lower industry-wide lead flow from residential and termite customers. Hygiene & Wellbeing Revenue increased by 3.8% (5.2% Organic) to £414m. This was supported by resilient demand for washroom services, offset by the anticipated reduction in COVID disinfection and related services, and the non-repeat of UK COVID credit note releases. Robust market demand was reflected in the continued strong contribution from our France Workwear business with Revenue up by 16.3% to £106m (16.3% Organic).
Profit
Adjusted Operating Profit rose by 81.7% during the first six months to £434m, reflecting the benefit of topline growth across all major regions and categories, in addition to the contribution from the Terminix transaction. Adjusted PBT at AER increased 67.3%, despite a £6m FX headwind. Group Adjusted Operating Margin increased year on year by a total of 150bps to 16.3%. Adjusted Operating Margin for Pest Control increased 130bps to 19.2%. There was a net benefit of 110bps to Group margin from the delivery on Terminix synergies, partially offset by short-term margin dilution from increased bolt-on M&A activity, predominantly in Europe. Hygiene & Wellbeing Adjusted Operating Margin decreased 310bps to 16.5% impacted by the anticipated reduction in COVID disinfection and related services, the non-repeat of UK COVID credit note releases, and the transfer of Ambius management from North America Pest Control.

We have continued to deliver on our strategy of driving density improvements including through M&A integration to create long-term efficiencies. Price increases have also been successfully implemented over the course of the half year. The extent to which the Group has been able to offset inflationary pressures demonstrates the resilience of the business model and the essential nature of our core products and services.

Restructuring costs excluding Terminix of £6m (at CER and AER) were up £1m on the prior year (H1 22: £5m at CER and AER), consisting mainly of costs in respect of initiatives focused on our ongoing North America transformation programme. The Company reports these restructuring costs within Adjusted Operating Profit. Adjusted profit before tax (at AER) of £377m, which excludes one-off and adjusting items and amortisation costs, increased by 67.3%. Adjusted interest of £67m at actual exchange rates was higher year on year by £55m, driven by £57m of higher interest costs from Terminix related financing, partially offset by a £2m higher impact from hyperinflation accounting. One-off and adjusting items (operating) at AER of £46m includes £35m of Terminix integration costs and £8m of other M&A and integration costs. Statutory profit before tax at AER was £240m, an increase of 48.1% on the prior year (H1 22: £162m).

Cash (at AER)
Adjusted Cash Flow of £401m was up from £202m in H1 22. Higher trading profits resulted from organic and acquisitive growth. Adjusted EBITDA was £602m, up 72.0% from £350m. One-off and adjusting items totalled £78m, reflecting P&L items of £46m and a net c.£32m movement in one-off accruals since December 2022, as presented at the Preliminary Results. The Group had a £26m working capital outflow in the first six months of the year.

Capital expenditure of £102m was incurred in the period (H1 22: £83m), reflecting the inclusion of Terminix capital expenditure. Lease payments were up 80.0% to £81m.

Cash interest payments of £114m were £95m higher than in the prior year, reflecting the payment in arrears of coupon interest on bonds issued in 2022 in relation to the Terminix transaction. Cash tax payments for the period were £58m, an increase of £26m compared with the corresponding period last year, largely related to the inclusion of Terminix trading results. Free Cash Flow was £229m (H1 22: £151m), with Adjusted Free Cash Flow Conversion of 83.0% due to the timing of interest payments.

Update on the Terminix Integration Process
The Terminix transaction adds valuable scale and capabilities and we have been focused on delivering the deal’s significant benefits. We are in the first year of a three year integration programme, yet strong progress has already been made. The delivery of synergies is firmly on track, and we continue to expect $60m incremental pre-tax net P&L cost synergies in FY 23 and total synergies of at least $200m in FY 25.

As anticipated, the large majority of gross cost synergies in the current year are being delivered by Selling, General and Administrative (SG&A) initiatives, in particular in regard to procurement and support functions:

●
Procurement activity is setting the early pace for the overall integration and has quickly demonstrated the value of the combined company. Procurement is anticipated to deliver most of its synergies by the end of FY 23 and is tracking to plan. In H1 23 we have leveraged our enhanced buying power to help optimise spending on both products for our frontline colleagues and on products and services to support the business. Fleet policies have been aligned and a single fleet supplier has been appointed for North America. A material benefit in insurance procurement was also achieved in the period.

●
Significant progress has been made to right-size the new organisation to deliver world-class support to our frontline colleagues at a competitive cost base. Alongside the retention of critical talent, the removal of duplication in central functions through restructuring in headcount and other associated G&A costs has been substantially advanced.

In FY 23, we expect $12m of gross cost synergies from field operations (of the total $125m recurring gross cost synergies from field operations by FY 25). In H1, 44 branch locations were exited as part of the consolidation of the legacy network and co-location of colleagues. This brings the total number of branch locations exited since closing the deal to 64, and, by the end of H2 we would expect this to exceed 100. In addition to executing branch co-locations that deliver early property synergies, the focus for most of the current year is planning and preparation as we approach the more complex task in 2024 of fully integrating Terminix and Rentokil North America branches, consolidating routes and aligning the customer offering.

This year we expect to make approximately $30m of investment into the business to enable the success of the integration. Important planning and investment have been made in HR to underpin synergy delivery and to ensure the quality of the enhanced operations going forward. All functions and roles in the combined business have been through an organisation design process. We have completed job descriptions with pay and grading, and talent selection has been finalised. The 3,500 role offers extended have been met with a 97% acceptance rate. We have also concluded the harmonisation of benefits and paid time off between legacy Terminix and Rentokil North America positions. The design of harmonised pay plans is expected to be finalised in the second half of the current year.

IT infrastructure is another important enabler of administrative and operational efficiencies to be gained from the integration plan. As part of our Best of Breed strategy we have now identified the most appropriate IT solutions for functions and processes across the combined organisation, from HR and Finance applications through to service planning and service delivery platforms. These have been selected principally from either Rentokil North America or Terminix, but also externally where the ideal future state solution was not already present. The chosen IT solutions will replace a number of composite legacy systems. They are expected to deliver improved overall performance and resilience, better enabling both our employees and customers.

Year over Year P&L Impact
2023
	Achieved 2022	H1 Actuals	H2 Forecast	FY 2023
Selling, General and Admin Expenses: Sales productivity/Procurement/support functions	$15m	$40m	$38m	$78m
Field Operations: Branch Consolidation/Density Benefits/Productivity	–	$6m	$6m	$12m
Gross Synergies	$15m	$46m	$44m	$90m
Investments: Salary & Benefits HarmonizationSHE & Innovation Centre/IT/Branding/Additional SOX/Audit and Listing Fees	($2m)	($9m)	($21m)	($30m)
Net Synergies	$13m	$37m	$23m	$60m

Positive Results from Initial Integration Pilots

In H1 23 we began the first phase of our programme of pilot integrations, undertaking two branch integrations within the Rentokil North America legacy network. These covered locations that previously had each generated revenues of c.$65m and c.$97m, and entailed the consolidation of a total of 40 branches into 23 branches. Locations had each been serviced by several different brands, service protocols, operating systems and pay plans. Our approach in these market pilots showed that the migration, while demanding, was successful and we are seeing clear evidence of density benefits. The combination of larger branches with higher network density drove an approximately 5 percentage point margin expansion in the pilot areas. We will continue to monitor the pilots for any impact on organic growth.

As previously stated, we anticipate that our average annual branch revenue post-integration will increase to approximately $8m to $10m. We have recently conducted a detailed analysis of our North America branch network that shows a clear link between branch size and margin, such that branches with annual revenue of more than $8m deliver Adjusted Operating Profit margin that is about 10% higher than branches with revenue of less than $3m. Across our network of 600+ branches, we currently have 100+ branches operating at more than $8m annual revenue and around 200+ operating at less than $3m annual revenue.

Looking forward to the remainder of 2023, we will pilot test projects in relation to HR information systems and a single pay plan, data migration and data mapping, and technology applications. Our pilot programme provides a platform to test our implementation approach, manage risk and prove value. Contingent on the evaluation outcome of the pilot programme, the branch integration phase will be deployed at scale across North America beginning January 2024.

The integration of the two businesses is a large, complex programme with many interrelated parts. We are taking a disciplined and measured approach, with rigorous project governance and risk management procedures in place. We have set clear expectations and goals throughout the business, and this is already helping to deliver results.

We remain confident in the value creation opportunity of the Terminix acquisition and integration. These initiatives – and the key enablers that underpin our strategy – will allow us to build the organisational capability to deliver our ambition of organic growth of 1.5x the North America industry rate, post integration.
Regional performance review

Due to the international nature of the Group, foreign exchange movements can have a significant impact on regional performance. Unless otherwise stated, percentage movements in Revenue and Adjusted Operating Profit are presented at constant exchange rates.

North America

	H1 23 CER £m	CER Growth	Organic Growth excl Disinfection	Organic Growth incl Disinfection	H1 23 AER £m	AER Growth
Revenue	1,646	127.3%	4.1%	4.1%	1,654	138.4%
Disinfection	–	-80.5%			–	-79.7%
Adjusted Operating Profit	304	163.2%			306	176.0%
Adjusted Operating Margin	18.5%	2.5%			18.5%	2.5%
Operating Profit	209	138.7%			210	150.3%

Alongside the Terminix integration process, the North America business has driven sustained trading momentum. In the first six months of the year, Revenue was up 127.3%, benefiting from the Terminix acquisition. Organic Revenue grew 4.1%, achieved despite the planned exit of 64 branches since October 2022 as part of the integration process. The business delivered Organic Revenue growth of 4.2% in North America Pest Control and 4.8% in North America Pest Control services for our commercial, residential, and termite customers. Q2 Organic Revenue growth of 4.0% for Pest Control services was impacted by lower inbound lead flow for residential and termite services, which mirrored trends observed in digital search demand for the Pest Control industry as whole. General search demand for pest control and termite terms was down year on year, while search for commercial, mosquito and bed bugs has shown more resilience. We have remained disciplined in our marketing spend, with a focus on lead quality over quantity. The revenue generated per lead has increased substantially with this strategy, leading to a higher quality mix and positively impacting margins. Growth in the products distribution business was impacted from customer destocking due to high inventory levels. However, underlying demand in products distribution bounced back toward the end of H1 and is expected to return to historic levels in H2.

Our planned cessation of Terminix’s door to door selling programme in Canada, as well as the anticipated impacts of our early branch integration pilots across 40 branches, together contributed to a temporary reduction of organic growth in North America in the half year of an estimated 32 basis points. We are very pleased with our learnings from the pilots, which will inform the implementation of additional pilots planned for the next few months, ahead of the commencement of our full branch integration programme planned for 2024.

Adjusted Operating Profit growth of 163.2% in North America reflects the combined impact from higher revenues and the Terminix acquisition. Strong price realisation has continued to successfully offset expected inflationary pressures. We closely monitor labour, fuel and direct cost inflation to adjust our pricing strategy on a regular basis. Adjusted Operating Margins in North America were up 250bps year on year to 18.5%. There was a net benefit of 190bps from the delivery on Terminix synergies.

In the Terminix termite business, we have continued to see a number of improved year on year trends in H1, including a 12% reduction in total filed warranty claims and a 24% reduction in open warranty claims. Total filed warranty claims in the Mobile Bay area decreased by 51%. These data points support provisions for termite claims at the half year being in line with previous expectations.

Total North America colleague retention, including Terminix, increased to 72.4% (FY 22: 70.1%). Terminix colleague retention has seen continued improvement, up to 67.7% (FY 22: 63.8%), with particular progress in technician roles. Terminix has seen an increase of 5.3 percentage points in colleague retention since the close of the deal in October 2022. The Group continued to make investments in being an Employer of Choice. We are seeing ongoing success with our recruiting initiatives, with time-to-fill rates decreasing over the half year. Despite price increases, total customer retention in North America increased to 83.5% (FY 22: 83.3%).

Notwithstanding the considerable focus required for the Terminix integration, our North American bolt-on M&A programme continued apace, with the purchase of 6 businesses with combined annualised revenues of £37m in the year prior to purchase. As we integrate Terminix, we continue to selectively pursue high quality M&A assets in the North America region.

Europe (incl. LATAM)

	H1 23 CER £m	CER Growth	Organic Growth excl Disinfection	Organic Growth incl Disinfection	H1 23 AER £m	AER Growth
Revenue	522	18.7%	11.1%	9.8%	529	22.0%
Disinfection	1	-88.2%			1	-87.2%
Adjusted Operating Profit	95	12.4%			97	16.8%
Adjusted Operating Margin	18.2%	-1.0%			18.4%	-0.9%
Operating Profit	75	-0.2%			80	8.2%

The region enjoyed another period of strong revenue performance, with Revenue up by 18.7% in the first six months of the year to £522m. The business delivered double-digit Organic Revenue growth of 11.1%, driven by both effective price increases and resilience in overall demand. Revenue growth in Pest Control was 30.0%, with a strong contribution from larger markets like France and Benelux. Hygiene & Wellbeing grew Revenue by 6.2% in the period driven by continued momentum in the core washrooms business. In premises and enhanced environments, Ambius sustained a good performance, partially offset by Specialist Hygiene and Dental, which both continue to experience some post-COVID disruption. Strong demand has continued to drive a supportive market for France Workwear, which delivered Revenue growth of 16.3%. Adjusted Operating Profit in the region grew by 12.4% to £95m. Adjusted Operating Margin reduced by 100bps to 18.2%, impacted by short-term margin dilution from increased M&A activity, predominantly acquisitions in Sweden (Terminix) and Israel (Eitan Amichai IPM). The movement also reflects a reduction in COVID disinfection business. These factors, the impact of which will fall away in H2, were partly offset by the strong performance in France Workwear.

Customer retention has remained strong at 88.3% (FY 22: 88.5%.) While labour markets throughout the region remain tight, colleague retention rates have remained relatively stable across the region at 89.4% (FY 22: 89.1%), with both service and sales colleagues trending well.

M&A continued strongly in Europe and Latin America. 8 business acquisitions were completed in total with annualised revenues of £7m in the year prior to purchase.

UK & Sub-Saharan Africa

	H1 23 CER £m	CER Growth	Organic Growth excl Disinfection	Organic Growth incl Disinfection	H1 23 AER £m	AER Growth
Revenue	192	6.7%	3.9%	3.9%	190	6.0%
Disinfection	–	-100.0%			–	-100.0%
Adjusted Operating Profit	46	-1.1%			46	-1.7%
Adjusted Operating Margin	23.8%	-1.9%			23.9%	-1.8%
Operating Profit	41	-3.5%			40	-4.2%

The region delivered a resilient trading performance against a challenging macro backdrop and strong prior year comparators. Overall, Revenue for UK & Sub-Saharan Africa increased by 6.7% to £192m with a positive contribution from both business categories, Pest Control and Hygiene & Wellbeing. Organic Revenue growth was up 3.9%. The Pest Control business grew strongly with Revenue up 10.4% to £98m. Hygiene & Wellbeing revenue increased 3.2% to £94m, despite lapping COVID boosted comparators in the medical waste business from the same period last year.

Adjusted Operating Profit was down 1.1% to £46m with Adjusted Operating Margin reduced by 190bps to 23.8%. The Pest Control category sustained strong margins. However, the region’s margin performance was dampened by the anticipated reduction in COVID disinfection and related services, and the non-repeat of UK COVID credit note releases. The impact of these factors will fall away in H2. The region continued to face well publicised inflationary headwinds. However, significant cost increases have been well managed by our long-established pricing and margin management systems, process and controls.

Price increases have been delivered alongside a customer retention rate that has slightly improved to 86.7% (FY 22: 86.6%). Owing to sustained investment in our people and training programmes as well as some recent loosening of the UK labour market, colleague retention strengthened to 83.7% for the first six months (FY 22: 77.9%).

The region acquired 1 business in the Hygiene & Wellbeing category with annualised revenues in the year prior to purchase of £17m. This acquisition was of the company Urban Planters, a leading UK service provider of planting schemes for business premises.

Asia & MENAT

	H1 23 CER £m	CER Growth	Organic Growth excl Disinfection	Organic Growth incl Disinfection	H1 23 AER £m	AER Growth
Revenue	173	11.9%	11.3%	6.5%	168	10.9%
Disinfection	1	-89.8%			1	-89.8%
Adjusted Operating Profit	24	6.4%			23	8.0%
Adjusted Operating Margin	13.4%	-0.7%			13.7%	-0.4%
Operating Profit	17	1.5%			17	3.6%

Asia & MENAT delivered another strong performance in the first six months of 2023. Revenue rose by 11.9%, of which 11.3% was Organic, underpinned by contractual activity. The positive performance was led by the Pest Control business and the region’s largest markets, including Indonesia, Malaysia and Singapore. While Hong Kong continued to be challenged by a subdued economic environment, there was slightly improved trading in China.

Adjusted Operating Profit in the region increased 6.4% to £24m and Adjusted Operating Margin was down slightly by 70bps to 13.4%. The period lapped stronger COVID disinfection revenues with the headwind set to materially reduce in the second half of the current year. Customer retention was 80.6% (FY 22: 81.3%). Regional operations have benefited from an improved, high colleague retention rate of 89.3% (FY 22: 86.1%), while the average time to fill vacancies has remained steady year on year.

Asia acquired 4 businesses in the year with annualised revenues in the year prior to purchase of £6m.

Pacific

	H1 23 CER £m	CER Growth	Organic Growth excl Disinfection	Organic Growth incl Disinfection	H1 23 AER £m	AER Growth
Revenue	128	16.5%	7.4%	7.3%	125	14.8%
Disinfection	–	-100.0%			–	-100.0%
Adjusted Operating Profit	29	22.3%			29	20.6%
Adjusted Operating Margin	22.9%	1.1%			22.9%	1.1%
Operating Profit	26	18.7%			25	17.1%

The Pacific region delivered an excellent first half performance. Revenue accelerated by 16.5% to £128m. Organic Revenue grew 7.4% as pricing was complemented with volume growth. Pest Control delivered 30.4% Revenue growth, with notable strength in commercial services. Good sales and customer retention were also evident in the Hygiene & Wellbeing business, where Revenue growth was 5.2%. The region saw good demand for Ambius services.

Adjusted Operating Profit in the Pacific grew strongly by 22.3% to £29m and Adjusted Operating Margins rose by 110bps to 22.9%, supported by effective mitigation of cost inflation. The customer retention rate remained in the high 80s at 88.1% (FY 22: 88.8%). Colleague retention in the region has improved to 75.3% (FY 22: 72.9%), despite continued tight labour markets.

The region acquired 5 businesses, with 3 in Australia and 2 in New Zealand. These acquisitions had total annualised revenues in the year prior to purchase of £12m.

Category performance review

Pest Control

	H1 23 CER£m	CER Growth	Organic Growth excl Disinfection	Organic Growth incl Disinfection	H1 23 AER £m	AER Growth
Revenue	2,141	91.5%	5.6%	5.6%	2,144	97.7%
Adjusted Operating Profit	412	105.1%			415	112.3%
Adjusted Operating Margin	19.2%	1.3%			19.3%	1.3%
Operating Profit	317	100.5%			322	109.4%

Our Pest Control business, now including Terminix, is the largest operator in both the US, the world’s biggest pest control market, and the world overall. Rentokil Initial is a leading global player in a resilient and non-cyclical industry characterised by positive and strong long-term structural growth drivers. We have strengthened our position through organic growth and by establishing stronger market positions, through the introduction of innovative products and services, acquisitions to build scale and density, and our determination to be an Employer of Choice across our global operations.

Our Pest Control business delivered strong growth in the first half of the year, underpinned by the critical nature of our services. Revenue was up by 91.5% to £2,141m, benefiting from Organic Revenue growth of 5.6% and M&A, including the Terminix transaction.

Overall performance has been supported by both pricing and volumes, led by the Commercial Pest Control business, which has a high proportion of contractual activity and benefited from continued good customer retention rates. North America Organic Revenue growth was 4.2%, achieved alongside the integration pilot programme and despite lower industry-wide lead flow from residential and termite customers. Revenue in growth markets, representing 91% of the Pest Control business, was up 100.8%, while revenue in emerging markets was up 28.1%. Adjusted Operating Profit was up by 105.1% to £412m and Adjusted Operating Margin increased 130bps to 19.2%. There was an uplift to the resilient underlying margin performance from Terminix synergies of 140bps, partly offset by short-term margin dilution from increased M&A activity, predominantly in Europe. For H1 23, Pest Control represented 80.4% of Group Revenue and 82.7% of Group Adjusted Operating Profit (excluding central and restructuring costs). M&A has continued to be strong this year, and we have acquired 19 pest control businesses in the period with annualised revenues in the year prior to acquisition of £54m.

Hygiene & Wellbeing

	H1 23 CER £m	CER Growth	Organic Growth excl Disinfection	Organic Growth incl Disinfection	H1 23 AER £m	AER Growth
Revenue	414	3.8%	5.2%	1.8%	414	5.4%
Disinfection	2	-88.4%			2	-87.9%
Adjusted Operating Profit	68	-12.6%			68	-11.9%
Adjusted Operating Margin	16.5%	-3.1%			16.4%	-3.3%
Operating Profit	65	-12.0%			64	-11.3%

Rentokil Initial offers a wide range of hygiene and wellbeing services. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. In addition to core washroom hygiene, we deliver specialist hygiene services such as clinical waste management. We’re also improving the customer experience through premium scenting, plants, air quality monitoring and green walls. Customer sectors range from public sector (schools, government buildings) and facilities management through to hotels, bars and restaurants, industrials and retail.

Hygiene & Wellbeing Revenue increased by 3.8% to £414m. This was supported by resilient demand for washroom services, offset by the anticipated reduction in COVID disinfection and related services, and the non-repeat of UK COVID credit note releases. COVID disinfection revenues decreased from £14.2m in H1 22 to £1.6m in H1 23. Organic Revenue growth in the category was 5.2%. Organic Revenue growth in core washrooms was 6.1%, while Organic Revenue growth in premises and enhanced environments was 3.5%. Adjusted Operating Profit was down by 12.6% to £68m and Adjusted Operating Margin decreased 310bps to 16.5%. Hygiene & Wellbeing margin was impacted by the anticipated reduction in COVID disinfection and related services, the non-repeat of UK COVID credit note releases, and the transfer of Ambius management from North America Pest Control. The H2 impact of these headwinds to Hygiene & Wellbeing margin is expected to be c.100bps or one-third of the H1 impact. They are anticipated to be offset by underlying operational improvements, with H2 margin expected to be in excess of 19.0%.

We have acquired 5 hygiene businesses in the first six months with annualised revenues of c.£24m in the year prior to purchase.

France Workwear

	H1 23 CER £m	CER Growth	Organic Growth excl Disinfection	Organic Growth incl Disinfection	H1 23 AER £m	AER Growth
Revenue	106	16.3%	16.3%	16.3%	108	20.6%
Adjusted Operating Profit	18	34.1%			18	39.1%
Adjusted Operating Margin	16.9%	2.2%			16.9%	2.2%
Operating Profit	18	34.9%			18	39.8%

Strong demand has continued to drive a supportive market for France Workwear, which delivered Revenue growth of 16.3% to £106m, all of which was organic. Robust volumes have been aided by ongoing market recovery in the hospitality sector in particular, and driven by both strong new business sales and upselling. The category’s performance has been supported by effective price progression. Inflation was fully covered with successful price increases, while our investment in plant and machinery has enabled us to deliver more efficient and sustainable operations. In the first six months of the year, Adjusted Operating Profit increased by 34.1% to £18m, translating to a step up in Adjusted Operating Margin of 220bps to 16.9%.
Continued excellent execution on bolt-on M&A

Bolt-on M&A activity continued at pace in the first half of the year. The Group acquired 24 new businesses across both our growth and emerging markets. An aggregate consideration of £202m was paid for these acquired businesses with total annualised revenues of £79m in the year prior to purchase. In North America, 6 new businesses were added. This included the acquisition of RK Environmental/Comprehensive Food Safety, a specialist in pest management services and food safety audit consulting to the commercial food industry operating in 31 US states. RK had annualised revenues of c.£16m in the year prior to purchase, ranking #44 on the Pest Control Technology 2022 Top 100 list. 5 acquisitions were made in both Europe and the Pacific. Building on prior year success, 3 deals were made in Spain, creating the market leader. In our emerging markets of Asia, MENAT and LATAM, 7 deals were completed with total annualised revenues of £8m in the year prior to purchase.

We will continue to seek attractive bolt-on deals, both in Pest Control and with an increased focus on Hygiene & Wellbeing, to build density in existing markets, and pursue acquisitions in new markets and the major Cities of the Future. Our pipeline of prospects remains very strong and our guidance on spend on M&A for FY 23 is raised from c.£250m to c.£300m.

Employer of Choice

Rentokil Initial is committed to being a world-class Employer of Choice, with colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent being key business objectives globally. As an organisation, we strongly believe that creating a diverse and inclusive workforce that reflects the business environment in which we operate will increase colleague engagement and customer satisfaction, as well as drive increased innovation, enhance our reputation and therefore boost our financial performance.

The global labour market remained tight through the course of the first half of the year. Nevertheless, we are seeing good results from our sustained investment in recruitment and training, with 6 consecutive months of improvement in colleague retention. Total Group colleague retention, restated to include Terminix, was up 2.6 percentage points to 82.0% (FY 22: 79.5%). Terminix colleague retention has seen ongoing improvement, up from 63.8% for FY 22 to 67.7%.

Innovation and Technology

The Company’s investment in innovation and technology continues to drive profitable growth in the business. It strengthens our brand and cements our leadership position, enabling us to provide enhanced service to customers and target key growth sectors, while lowering our operating costs and improving our sustainability credentials.

In the Pest Control category, technology-enabled innovations have been especially important in helping to differentiate us from our industry competitors. Rentokil has developed the world’s leading digital pest control platform providing an unmatched level of reporting and insight for our customers. In the first half of the year, we rolled out an additional 29,000 units of our award-winning PestConnect solution, which provides a real-time, early warning digital system for monitoring and controlling rodents. We now have 319,000 units in operation across 18,000 sites, and six countries where more than 10% of the commercial portfolio benefits from connected devices. This includes the Netherlands that is approaching 30% of the commercial portfolio. The PestConnect product range has also been expanded with the introduction of Radar X for businesses, which has successfully completed customer trials and is set for market launch later this year. This is our most sustainable connected device to date, using carbon dioxide gas rather than rodenticides and benefiting from a longer battery life and more recyclable parts.

In the Hygiene & Wellbeing category, our product initiatives for both the core washroom and enhanced environments are delivering benefits. The global roll-out of our Luna Dry range has supported a 17% increase in hand dryer unit sales, which notably included an airport contract in the Nordics for Luna units. In the period, we installed another 120,000 hygiene units from our popular Signature colour range. The Group sustained its focus on the high-growth air care market, already with a product range that features air purification, air sterilisation and air scenting products. In H1 23 there was a 10.9% year on year increase in the sale of new air care dispensers, led by a 50% increase in dispensers for air scenting. This was accompanied by the recent launch of our new premium scenting product, the AQ890 freestanding tower that has 50 intensity levels to cater for peak business hours and traffic flow. Led by the Asia region, we also secured our first truly global premium scenting agreement with a premier hotel group across 21 countries.

North America Innovation Centre

In line with our commitment made at the time of the Terminix transaction announcement, the Group will be opening a new North American Innovation Centre focused on residential, termite, vector control and sustainable fumigation. Housing a combination of entomologists, vector scientists, fumigation chemists and residential product owners, the centre will conduct research aimed at providing transformative solutions to pest control challenges, as well as delivering training for frontline colleagues. As part of this programme, we are pleased to have appointed Dr Cassie Krejci as Head of Science & Innovation North America.

Financial review

Central and regional overheads

Central and regional overheads of £58m (at CER and AER) were up £9m on the prior year (H1 22: £49m at CER and £48m at AER) driven by higher share based payment charges for the larger combined organisation.

Restructuring costs

With the exception of integration costs for significant acquisitions, the Company reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off items and excluded from Adjusted Operating Profit. Restructuring costs of £6m (at CER and AER) were up £1m on the prior year (H1 22: £5m at CER and AER). They consisted mainly of costs in respect of initiatives focused on our ongoing North America transformation programme.

Interest (at AER)

Adjusted interest of £67m at actual exchange rates was higher year on year by £55m, driven by £57m of higher interest costs from Terminix related financing, partially offset by £2m higher impact from hyperinflation of £8m (H1 22: £6m). Cash interest in H1 2023 was £114m (H1 22: £19m) reflecting both higher interest on debt raised for the Terminix acquisition and the phasing of coupon payments annually in arrears.

In Appendix 1 we have shown a summary P&L interest table demonstrating how the components of our financing drive interest costs and incomes and the expected range for 2023 at average exchange rates. Changes in exchange rates during the balance of 2023 will also impact the reporting of interest costs for 2023.

Tax

The income tax charge for the period at actual exchange rates was £55m on the reported profit before tax of £240m, giving an effective tax rate (ETR) of 22.9% (H1 22: 23.2%). The Group’s ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for H1 23 was 23.4% (H1 22: 21.8%). This compares with a blended rate of tax for the countries in which the Group operates of 25% (H1 22: 24%).

Net debt and cash flow

£m at actual exchange rates	Year to Date
	H1 2023 £m	H1 2022 £m	Change £m
Adjusted Operating Profit	437	233	204
Depreciation	147	114	33
Other	18	3	15
Adjusted EBITDA	602	350	252
One-off and adjusting items in working capital	32	(8)	40
Working capital	(26)	(16)	(10)
Movement on provisions	(26)	1	(27)
Capex – additions	(102)	(83)	(19)
Capex – disposals	2	3	(1)
Capital element of lease payments and initial direct costs incurred	(81)	(45)	(36)
Adjusted Cash Flow	401	202	199
Interest	(114)	(19)	(95)
Tax	(58)	(32)	(26)
Free Cash Flow	229	151	78
Acquisitions	(175)	(127)	(48)
Dividends	(131)	(80)	(51)
Cost of issuing new shares	–	(13)	13
Cash impact of one-off and adjusting items	(78)	(15)	(63)
Other	(1)	–	(1)
Debt related cash flows
Cash outflow on settlement of debt related foreign exchange forward contracts	(3)	1	(4)
Net investment in term deposits	–	(2)	2
Proceeds from new debt	–	1,744	(1,744)
Debt repayments	–	(136)	136
Debt related cash flows	(3)	1,607	(1,610)

Net (decrease)/increase in cash and cash equivalents	(159)	1,523	(1,682)
Cash and cash equivalents at the beginning of the period	879	242	637
Exchange losses on cash and cash equivalents	(22)	23	(45)
Cash and cash equivalents at end of the financial period	698	1,788	(1,090)

Net (decrease)/increase in cash and cash equivalents	(159)	1,523	(1,682)
Debt related cash flows	3	(1,607)	1,610
IFRS 16 liability movement	(7)	1	(8)
Debt acquired	18	(1)	19
Bond interest accrual	35	–	35
Foreign exchange translation and other items	136	(77)	213
Decrease/(increase) in net debt	26	(161)	187
Opening net debt	(3,296)	(1,285)	(2,011)
Closing net debt	(3,270)	(1,446)	(1,824)

Adjusted Cash Flow of £401m was up from £202m in H1 22. Higher trading profits resulted from organic and acquisitive growth. Adjusted EBITDA was £602m, up 72.0% from £350m. One-off and adjusting items totalled £78m, reflecting P&L items of £46m and a net c.£32m movement in one-off accruals since December 2022, as presented at the Preliminary Results. The Group had a £26m working capital outflow in the first six months of the year.

Capital expenditure of £102m was incurred in the period (H1 22: £83m), reflecting the inclusion of Terminix capital expenditure. Lease payments were up 80.0% to £81m.

Cash interest payments of £114m were £95m higher than in the prior year, reflecting the payment in arrears of coupon interest on bonds issued in 2022 in relation to the Terminix transaction. Cash tax payments for the period were £58m, an increase of £26m compared with the corresponding period last year, largely related to the inclusion of Terminix trading results. Free Cash Flow was £229m (H1 22: £151m), with Adjusted Free Cash Flow Conversion of 83.0% due to the timing of interest payments.

Cash spend in H1 on current and prior year acquisitions was £175m, dividend payments were £131m and the cash impact of one-off and adjusting items was £78m (largely related to the Terminix acquisition). Foreign exchange translation and other items of £136m is primarily due to the weakening of the Dollar against Sterling. Overall, this led to a change in net debt of £26m and closing net debt of £3,270m.

Going Concern

The Board continues to adopt the going concern basis in preparing the accounts on the basis that the Group’s strong liquidity position and its demonstrated ability to manage the level of capital expenditure, dividends or expenditure on bolt-on acquisitions are sufficient to meet the Group’s forecast funding needs, including those modelled in a severe but plausible downside case.

Funding

As at 30 June 2023, the Group had liquidity headroom in the region of £1,403m, including £787m ($1.0bn) of undrawn RCF, with a maturity date of October 2027. The pro forma net debt to Adjusted EBITDA ratio was 2.8x at 30 June 2023 (31 December 2022: 3.2x). The pro forma net debt to EBITDA ratio was 3.4x at 30 June 2023 (31 December 2022: 4.6x). In July 2023, S&P Global reaffirmed the Group’s BBB investment grade credit rating.

The interest rate on approximately 81% of the Group’s debt including leases is fixed. The Group has no debt maturities until November 2024.

Dividend

In view of our performance in the first half of 2023 and our confidence for H2, the Board is declaring an interim dividend payment of 2.75p, a 14.6% increase on the prior year period, payable to shareholders on the register at the close of business on 4 August 2023 and to be paid on 11 September 2023. The last day for DRIP elections is 18 August 2023.

Notice of Management Change

Brett Ponton, CEO of our North America Region, is stepping down later this year to take up the position of CEO of SERVPRO, a privately-owned property cleanup, restoration, and construction franchisor. We wish him well and thank him for his commitment and dedication to bringing together our pest control businesses following the Terminix transaction. John Myers, CEO of US Pest Control, continues to lead the Pest Control business in North America and Brett’s successor will be confirmed in due course.

Technical guidance update for FY 23

P&L

Restructuring costs ex Terminix: c.£10m (previously c.£7m)
Deal related costs and costs to achieve*: c.£80-£100m (previously c.£75-£90m) due to the 24 deals in H1
Pre-tax net cost synergies of $60m year over year
Central and regional overheads: c.£150m including Terminix related investments
P&L adjusted interest costs: c.£125m-£135m incl. £20-£25m of hyperinflation
Estimated Adjusted Effective Tax Rate: 25-26%
Share of Profits from Associates: £9m (previously £8m)
Impact of FX**: within range of -£15m to -£20m (previously +£15m to £25m)
Intangibles amortisation: £160-£170m due to more M&A (previously £155-£165m)

Cash Flow

Overall exceptional items: c.£135-£145m***
Working Capital: c.-£60m (previously -£40m) excluding prior year exceptionals
Capex: £230-£240m (previously £235-£245m)
Cash interest: c.£160-£170m (previously c.£150-£160m), due to higher US interest rates on $700m loan and North America variable rate leases
Cash tax payments: £115-£125m
Anticipated spend on M&A in 2023 of c.£300m (previously c.£250m)
* Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBT
** Based on maintenance of current FX rates. All technical items are also subject to FX
*** c.£40m of 2022 exceptional items remained in creditors at December 2022

Appendix 1

				2023 AER
	Amount	Rate	Fixed/Floating	H1£m	H2£m	Total£m
Legacy Bonds
EUR	400	0.950%	Fixed	–	–	–
EUR	500	0.875%	Fixed	–	–	–
EUR	600	0.500%	Fixed	–	–	–
Amortised Cost			Fixed	1	1	2
Swaps		2.85% (avg)	Fixed	14	14	28
Total	1,500			15	15	30
New Bonds
EUR	850	3.875%	Fixed	7	7	14
EUR	600	4.375%	Fixed	11	11	22
GBP	400	5.000%	Fixed	10	10	20
Amortised Cost			Fixed	1	2	3
Swaps		3.53% (avg)	Fixed	7	7	14
Total	1,850			36	37	73
Term Loan
USD	700	4%-6%	50% Fixed	15	15	30

Lease Interest			Float	12	11	23
Other Interest			Float	6	1	7
Total Other				18	12	30

Finance Cost				84	79	163

Interest received				(9)	–	(9)
Hyperinflation				(8)	(12)	(20)
Finance Income				(17)	(12)	(29)

Adjusted Interest				67	67	134

AER FX rate for £/€: 1.1437 and £/$: 1.2357

Appendix 2

Summary of financial performance (at AER)

Regional Performance

	Revenue			Adjusted Operating Profit
	H1 2023 £m	H1 2022 £m	Change %	H1 2023 £m	H1 2022 £m	Change %
North America	1,654	693	138.4%	306	111	176.0%
Pest Control	1,609	650	147.2%	302	105	187.2%
Hygiene & Wellbeing	45	43	5.1%	4	6	(27.2%)

Europe (inc LATAM)	529	434	22.0%	97	83	16.8%
Pest Control	252	189	33.1%	57	45	26.6%
Hygiene & Wellbeing	169	155	9.3%	22	25	(12.6%)
France Workwear	108	90	20.6%	18	13	39.1%

UK & Sub Saharan Africa	190	179	6.0%	46	46	(1.7%)
Pest Control	97	88	9.5%	26	21	19.2%
Hygiene & Wellbeing	93	91	2.5%	20	25	(20.0%)

Asia & MENAT	168	152	10.9%	23	22	8.0%
Pest Control	123	107	15.3%	18	16	13.1%
Hygiene & Wellbeing	45	45	0.4%	5	6	(5.6%)

Pacific	125	109	14.8%	29	24	20.6%
Pest Control	63	49	28.5%	12	8	54.2%
Hygiene & Wellbeing	62	60	3.7%	17	16	4.6%

Central	5	5	(2.1%)	(58)	(48)	(20.2%)
Restructuring costs				(6)	(5)	(14.5%)
Total at AER	2,671	1,572	69.9%	437	233	88.0%

Category Performance

	Revenue			Adjusted Operating Profit
	H1 2023 £m	H1 2022 £m	Change %	H1 2023 £m	H1 2022 £m	Change %
Pest Control	2,144	1,083	97.7%	415	195	112.3%
Hygiene & Wellbeing	414	394	5.4%	68	78	(11.9%)
France Workwear	108	90	20.6%	18	13	39.1%
Central	5	5	(2.1%)	(58)	(48)	(20.2%)
Restructuring costs				(6)	(5)	(14.5%)
Total at AER	2,671	1,572	69.9%	437	233	88.0%

Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

For the period ended 30 June 2023

	Note	6 months to 30 June 2023£m	6 months to 30 June 2022£m
Revenue	4	2,671	1,572
Operating expenses		(2,354)	(1,402)
Net impairment losses on financial assets		(13)	–
Operating profit		304	170
Finance income		17	7
Finance cost		(88)	(20)
Share of profit from associates net of tax		7	5
Profit before income tax		240	162
Income tax expense1	5	(55)	(38)
Profit for the period		185	124
Profit for the period attributable to:
Equity holders of the Company		185	124
Non-controlling interests		–	–
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability		–	(2)

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		(341)	214
Net gain/(loss) on net investment hedge		49	(66)
Cost of hedging		17	5
Effective portion of changes in fair value of cash flow hedge		49	(7)
Tax related to items taken to other comprehensive income		2	(3)
Other comprehensive income for the period		(224)	141
Total comprehensive income for the period		(39)	265
Total comprehensive income for the period attributable to:
Equity holders of the Company		(39)	265
Non-controlling interests		–	–

Earnings per share attributable to the Company’s equity holders:
Basic		7.35p	6.67p
Diluted		7.31p	6.65p

1. Taxation includes £55m (2022: £27m) in respect of overseas taxation.

All profit is from continuing operations.

The weighted average number of ordinary shares in issue is 2,513m (HY 2022: 1,860m). For the diluted EPS calculation the adjustment for share options and LTIPs is 14m (HY 2022: 6m).

Consolidated Balance Sheet (unaudited)

	Note	At 30 June 2023 £m	At 31 December 2022 £m
Assets
Non-current assets
Intangible assets		7,101	7,319
Property, plant and equipment		485	495
Right-of-use assets		456	454
Investments in associated undertakings		43	53
Other investments		21	23
Deferred tax assets		46	43
Contract costs		179	182
Retirement benefit assets		6	3
Trade and other receivables		88	90
Derivative financial instruments		45	21
		8,470	8,683
Current assets
Other investments		1	1
Inventories		209	200
Trade and other receivables		859	832
Current tax assets		35	36
Cash and cash equivalents		1,418	2,170
		2,522	3,239
Liabilities
Current liabilities
Trade and other payables		(1,193)	(1,162)
Current tax liabilities		(50)	(60)
Provisions for liabilities and charges		(125)	(133)
Bank and other short-term borrowings		(742)	(1,355)
Lease liabilities		(127)	(135)
		(2,237)	(2,845)
Net current assets		285	394
Non-current liabilities
Other payables1		(76)	(81)
Bank and other long-term borrowings		(3,472)	(3,574)
Lease liabilities		(325)	(332)
Deferred tax liabilities		(503)	(511)
Retirement benefit obligations		(30)	(30)
Provisions for liabilities and charges		(329)	(359)
Derivative financial instruments		(68)	(92)
		(4,803)	(4,979)
Net assets		3,952	4,098
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital		25	25
Share premium		12	9
Other reserves		537	763
Retained earnings		3,379	3,302
		3,953	4,099
Non-controlling interests		(1)	(1)
Total equity		3,952	4,098

1. Non-current other payables includes £33m put option liability related to the PCI India acquisition (2022: £43m).

Consolidated Statement of Changes in Equity (unaudited)

	Attributable to equity holders of the Company
	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Non- controlling interests £m	Total equity £m
At 1 January 2022	19	7	(1,927)	3,166	(1)	1,264
Profit for the period	–	–	–	124	–	124
Other comprehensive income:
Net exchange adjustments offset in reserves	–	–	214	–	–	214
Net loss on net investment hedge	–	–	(66)	–	–	(66)
Net loss on cash flow hedge1	–	–	(7)	–	–	(7)
Cost of hedging	–	–	4	–	–	4
Remeasurement of net defined benefit asset	–	–	–	(2)	–	(2)
Tax related to items taken directly to other comprehensive income	–	–	–	(2)	–	(2)
Total comprehensive income for the period	–	–	145	120	–	265
Transactions with owners:
Cost of issuing new shares	–	–	–	(13)	–	(13)
Dividends paid to equity shareholders	–	–	–	(80)	–	(80)
Cost of equity-settled share-based payment plans	–	–	–	5	–	5
Tax related to items taken directly to equity	–	–	–	(4)	–	(4)
Movement in the carrying value of put options	–	–	–	1	–	1
At 30 June 2022	19	7	(1,782)	3,195	(1)	1,438
At 1 January 2023	25	9	763	3,302	(1)	4,098
Profit for the period	–	–	–	185	–	185
Other comprehensive income:
Net exchange adjustments offset in reserves	–	–	(341)	–	–	(341)
Net gain on net investment hedge	–	–	49	–	–	49
Net gain on cash flow hedge1	–	–	49	–	–	49
Cost of hedging	–	–	17	–	–	17
Tax related to items taken directly to other comprehensive income	–	–	–	2	–	2
Total comprehensive income for the period	–	–	(226)	187	–	(39)
Transactions with owners:
Gain on stock options	–	3	–	–	–	3
Dividends paid to equity shareholders	–	–	–	(131)	–	(131)
Cost of equity-settled share-based payment plans	–	–	–	14	–	14
Tax related to items taken directly to equity	–	–	–	4	–	4
Movement in the carrying value of put options	–	–	–	3	–	3
At 30 June 2023	25	12	537	3,379	(1)	3,952

1. £49m net gain on cash flow hedge includes £nil gain/loss (2022: £7m gain) from the effective portion of changes in fair value offset by reclassification to the income statement of £49m gain (2022: £14m gain) due to changes in foreign exchange rates.

Shares of £nil (2022: £nil) have been netted against retained earnings. This represents 14.5m (2022: 12.3m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 30 June 2023 was £89m (2022: £58m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Analysis of other reserves (unaudited)

	Capital reduction reserve £m	Merger relief reserve £m	Cash flow hedge reserve £m	Translation reserve£m	Cost of hedging £m	Total £m
At 1 January 2022	(1,723)	–	9	(211)	(2)	(1,927)
Net exchange adjustments offset in reserves	–	–	–	214	–	214
Net loss on net investment hedge	–	–	–	(66)	–	(66)
Net loss on cash flow hedge1	–	–	(7)	–	–	(7)
Cost of hedging	–	–	–	–	4	4
Total comprehensive income for the period	–	–	(7)	148	4	145
At 30 June 2022	(1,723)	–	2	(63)	2	(1,782)
At 1 January 2023	(1,723)	2,998	3	(511)	(4)	763
Net exchange adjustments offset in reserves	–	–	–	(341)	–	(341)
Net gain on net investment hedge	–	–	–	49	–	49
Net gain on cash flow hedge1	–	–	49	–	–	49
Cost of hedging	–	–	–	–	17	17
Total comprehensive income for the period	–	–	49	(292)	17	(226)
At 30 June 2023	(1,723)	2,998	52	(803)	13	537

1. £49m net gain on cash flow hedge includes £nil gain/loss (2022: £7m gain) from the effective portion of changes in fair value offset by reclassification to the income statement of £49m gain (2022: £14m gain) due to changes in foreign exchange rates.

Consolidated Cash Flow Statement (unaudited)

	Note	6 months to30 June2023 £m	6 months to 30 June 2022 £m
Cash flows from operating activities
Cash generated from operating activities	12	504	312
Interest received		8	2
Interest paid1		(122)	(21)
Income tax paid		(58)	(32)
Net cash flows from operating activities		332	261
Cash flows from investing activities
Purchase of property, plant and equipment		(81)	(68)
Purchase of intangible fixed assets		(21)	(15)
Proceeds from sale of property, plant and equipment		2	3
Acquisition of companies and businesses, net of cash acquired		(175)	(127)
Net change to cash flow from investment in term deposits		–	(2)
Net cash flows from investing activities		(275)	(209)
Cash flows from financing activities
Dividends paid to equity shareholders		(131)	(80)
Capital element of lease payments		(82)	(45)
Cost of issuing new shares		–	(13)
Cash (outflow)/inflow on settlement of debt-related foreign exchange forward contracts		(3)	1
Proceeds from new debt		–	1,744
Debt repayments		–	(136)
Net cash flows from financing activities		(216)	1,471
Net (decrease)/increase in cash and cash equivalents		(159)	1,523
Cash and cash equivalents at beginning of period		879	242
Exchange (loss)/gain on cash and cash equivalents		(22)	23
Cash and cash equivalents at end of the financial period		698	1,788

1. Interest paid includes the interest element of lease payments of £12m (2022: £3m).

Explanatory notes to the interim financial statements (unaudited)

1. General information

The Company is a public limited company incorporated in England and Wales and domiciled in the UK with a listing on the London Stock Exchange. The address of its registered office is Rentokil Initial plc, Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY.

The consolidated half-yearly financial information for the half-year to 30 June 2023 was approved on 26 July 2023 for issue on 27 July 2023.

On page 101 of the Annual Report 2022 we set out the Group’s approach to risk management and on pages 63 to 69 we define the principal risks that are most relevant to the Group. These risks are described in detail and have mitigating actions assigned to each of them. In our view the principal risks remain unchanged from those indicated in the Annual Report 2022. A summary of the risks is laid out in the table below:

Principal risk	Summary of risk
Failure to integrate acquisitions and execute disposals from continuing business
The Company has a strategy that includes growth by acquisition, and has acquired 24 businesses in H1 2023. These companies need to be integrated quickly and efficiently to minimise potential impact on the acquired business and the existing business.

Failure to develop products and services that are tailored and relevant to local markets and market conditions
The Company operates across markets that are at different stages in the economic cycle, at varying stages of market development and have different levels of market attractiveness. We must be sufficiently agile to develop and deliver products and services that meet local market needs.

Failure to grow our business profitably in a changing macro-economic environment	The Company’s two core categories (Pest Control and Hygiene & Wellbeing) operate in a global macro-economic environment that is subject to uncertainty and volatility.
Failure to mitigate against financial market risks	Our business is exposed to foreign exchange risk, interest rate risk, liquidity risk, counterparty risk and settlement risk.
Breaches of laws or regulations (including tax, competition and anti-trust laws)	As a responsible company we aim to comply with all laws and regulations that apply to our businesses across the globe.
Failure to ensure business continuity in case of a material incident	The business needs to have resilience to ensure business can continue if impacted by external events, e.g. cyber attack, hurricane or terrorism.
Fraud, financial crime and loss or unintended release of personal data
Collusion between individuals, both internal and external, could result in fraud if internal controls are not in place and working effectively. The business holds personal data on colleagues, some customers and suppliers: unintended loss or release of such data may result in criminal sanctions.

Safety, health and the environment (SHE)
The Company has an obligation to ensure that colleagues, customers and other stakeholders remain safe, that the working environment is not detrimental to health and that we are aware of and minimise any adverse impact on the environment.

Failure to deliver consistently high levels of service to the satisfaction of our customers	Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts.

These interim financial results do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006, and should be read in conjunction with the Annual Report 2022. Those accounts have been audited and delivered to the registrar of companies. The report of the auditor was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

For all information relating to 2022 results please refer to the Annual Report 2022 which can be accessed here: https://www.rentokil-initial.com/investors/annual-reports.aspx

2. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 Interim Financial Reporting as contained in UK-adopted international accounting standards. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2022 which have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The annual financial statements for the year ended 31 December 2022 and the condensed consolidated financial statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Going concern

The Directors have prepared Board-approved cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Financial Statements.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include a revenue decline of 20% against base budget for six months or for 12 months, and a one off ‘shock’ in the form of a cash loss of £200m. All of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. Starting with c£1.4bn of headroom at June 2023, none of the scenarios required additional external funding above and beyond existing committed facilities and in the most severe downside scenario the minimum headroom modelled was c.£0.95bn before the inclusion of mitigating actions totalling £0.3bn, such as cost savings, adjusting the level of M&A activity and/or dividends paid, which are all within the Group’s control and were used during the COVID-19 pandemic.

The Directors have therefore concluded that the Group will have sufficient liquidity to continue to meet its liabilities as they fall due for this period and therefore have prepared the Financial Statements on a going concern basis.

3. Accounting policies

The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively. Sensitivities to the estimates and assumptions are provided, where relevant, in the notes to the financial statements.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below:

●	Termite damage claim provisions
Provisions for uncertain tax positions is no longer considered to have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Further detail can be found in the Annual Report 2022.

Significant seasonal or cyclical variations in the Group’s total revenues are not experienced during the financial year.

Changes in accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2022. The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending 31 December 2023.

A number of new standards are effective from 1 January 2023 but they do not have a material effect on the Group’s financial statements.

The Group has adopted the following amendments to standards with effect from 1 January 2023:

●	Insurance contracts (for non-insurers) – Introduction of IFRS 17
●	Definition of accounting estimates – Amendments to IAS 8
●	Disclosure of accounting policies – Amendments to IAS 1
●	Deferred tax – Amendments to IAS 12.
These standards have had no material impact on the financial position or performance of the Group. Consequently, no adjustment has been made to the comparative financial information. The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

4. Segmental information

Segment reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments. The Group’s operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

Effective from 1 January 2022, in response to the rising importance of hygiene and wellbeing services, Rentokil Initial reorganised its business segments, primarily expanding the former Hygiene segment to become Hygiene & Wellbeing and allocating the businesses in its former Protect & Enhance segment. The Protect & Enhance segment had included five businesses: Ambius, Property Care, Dental Services, Cleanroom Services and Workwear (France). The Ambius, Dental Services and Cleanroom Services businesses have been added to the enlarged segment, now called Hygiene & Wellbeing, the Property Care business has been added to the Pest Control segment, and Workwear (France) has been left as a standalone segment. At the same time, changes were made to the regional structure, designed to provide clearer geographic links and align growth strategies, as follows:

●	North America: Puerto Rico joined the Latin America (LATAM) region
●
Europe: Includes Nordics (Norway, Sweden, Finland, Denmark and Poland), previously in UK & Rest of World region. Also continues to include LATAM¹ which has been expanded to include Caribbean (formerly in UK & Rest of World) and Puerto Rico (formerly in North America)

●	UK & Sub-Saharan Africa: No change to UK, Ireland & Baltics. Sub-Saharan Africa remained in this region. Other Rest of World countries (MENAT and Caribbean) moved to other regions
●	Asia & MENAT: Enlarged region includes Asia and MENAT countries
●	Pacific: No change
1. The LATAM region is combined with Europe. It is the Group’s smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as it historically reported through this region, it is similar in nature to the Europe businesses and has language and cultural alignment.

The financial information presented has been retrospectively adjusted to reflect these changes.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Adjusted profit measures

Adjusted profit measures are used to give management and other users of the accounts a clear understanding of the underlying profitability of the business over time. Adjusted profit measures are calculated by adding the following items back to the equivalent GAAP profit measure:

●	amortisation and impairment of intangible assets (excluding computer software);
●	one-off and adjusting items; and
●	net interest adjustments.
Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories.

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (environmental liabilities), and payments or receipts as a result of legal disputes.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as net interest on pension schemes and interest fair value adjustments. These adjustments are made to aid year-on-year comparability.

Diluted Adjusted Earnings Per Share is calculated by dividing adjusted profit after tax from continuing operations attributable to equity holders of the Company by the weighted average diluted number of ordinary shares in issue.

Revenue and profit from continuing operations

	Revenue 30 June 2023 £m	Revenue¹ 30 June 2022 £m	Operating profit 30 June 2023 £m	Operating profit¹ 30 June 2022 £m
North America
Pest Control	1,609	650	302	105
Hygiene & Wellbeing	45	43	4	6
	1,654	693	306	111
Europe (incl LATAM)
Pest Control	252	189	57	45
Hygiene & Wellbeing	169	155	22	25
France Workwear	108	90	18	13
	529	434	97	83
UK & Sub-Saharan Africa
Pest Control	97	88	26	21
Hygiene & Wellbeing	93	91	20	25
	190	179	46	46
Asia & MENAT
Pest Control	123	107	18	16
Hygiene & Wellbeing	45	45	5	6
	168	152	23	22
Pacific
Pest Control	63	49	12	8
Hygiene & Wellbeing	62	60	17	16
	125	109	29	24
Central and regional overheads	5	5	(58)	(48)
Restructuring costs	–	–	(6)	(5)
Revenue and Adjusted Operating Profit	2,671	1,572	437	233
Adjusted Operating Profit Margin			16.4%	14.8%
One-off and adjusting items			(46)	(23)
Amortisation and impairment of intangible assets2			(87)	(40)
Operating Profit			304	170
Operating Profit Margin			11.4%	10.8%
Share of profit from associates (net of tax)			7	5
Adjusted interest			(67)	(12)
Net interest adjustments			(4)	(1)
Profit Before Tax			240	162
Net interest adjustments			4	1
One-off and adjusting items			46	23
Amortisation and impairment of intangible assets1			87	40
Adjusted Profit Before Tax			377	226

1. During 2022, internal management reporting structures changed and revenue and profit have been represented for 2022 under the new structure.

2. Excluding computer software.

Organic Revenue measures

Acquisitions are a core part of the Group’s growth strategy. Organic Revenue growth measures are used to help understand the underlying performance of the Group. Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the period. Acquired businesses are included in organic measures in the period following acquisition, and the comparative period is adjusted to include an estimated full-year performance for growth calculations (pro forma revenue). The Terminix acquisition is treated differently to other acquisitions for Organic Revenue growth purposes, with the growth in Revenue not being excluded. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue growth calculated as the growth in Revenue compared with the comparative period.

	Organic Revenue growth excluding disinfection		Organic Revenue growth including disinfection
	30 June 2023%	30 June 2022%	30 June 2023%	30 June 2022%
North America	4.1	5.7	4.1	1.0
Europe (incl LATAM)	11.1	9.5	9.8	5.0
UK & Sub-Saharan Africa	3.9	5.9	3.9	3.2
Asia & MENAT	11.3	8.0	6.5	5.4
Pacific	7.4	5.3	7.3	4.8
Group	5.9	6.2	5.4	2.0

Pest Control	5.6	5.1	5.6	5.1
Hygiene & Wellbeing	5.2	10.1	1.8	(12.2)
France Workwear	16.3	15.5	16.3	15.5
Group	5.9	6.2	5.4	2.0

Analysis of revenue by type

	Revenue 30 June 2023 £m	Revenue 30 June 2022 £m
Recognised over time
Contract service revenue	1,918	1,110
Recognised at a point in time
Job work	541	289
Sales of goods	212	173
Total	2,671	1,572

One-off and adjusting items – operating

One-off and adjusting items – operating is a charge of £46m (2022: £23m) which mainly relates to acquisition and integration costs, £35m of which relates to the Terminix acquisition (2022: £19m).

Other segment items included in the consolidated income statement are as follows:

	Amortisation and impairment of intangibles1 30 June 2023 £m	Amortisation and impairment of intangibles1 30 June 2022 £m
North America	58	20
Europe (incl. LATAM)	13	7
UK & Sub-Saharan Africa	4	4
Asia & MENAT	5	5
Pacific	3	2
Central and regional	4	2
Total	87	40

1. Excluding computer software.

5. Income tax expense

Analysis of charge in the period:

	6 months to 30 June 2023 £m	6 months to 30 June 2022 £m
UK corporation tax at 23.5% (2022: 19.0%; 2021: 19.0%)	2	9
Overseas taxation	44	40
Adjustment in respect of previous periods	(2)	(2)
Total current tax	44	47
Deferred tax expense/(credit)	13	(9)
Deferred tax adjustment from change in tax rates	–	–
Adjustment in respect of previous periods	(2)	–
Total deferred tax	11	(9)
Total income tax expense	55	38

The tax charge for the period has been calculated by applying the effective tax rate which is expected to apply to the Group for the year ended 31 December 2023 using rates substantively enacted by 30 June 2023. A separate effective income tax rate has been calculated for each jurisdiction in which the Group operates applied to the pre tax profits for the interim period.

The reported tax rate for the period was 22.9% (H1 2022: 23.2%). The Group’s Effective Tax Rate (ETR) before amortisation of intangible assets (excluding computer software), one-off items and the net interest adjustments for the period was 23.4% (H1 2022: 21.8%). This compares with a blended rate of tax for the countries in which the Group operates of 25% (H1 2022: 24%).

Legislation, which has been enacted at the balance sheet date, increases the standard rate of UK corporation tax from 19% to 25% from 1 April 2023. Deferred tax balances have been calculated using the tax rates upon which the balance is expected to unwind.

The Group’s ETR is expected to increase towards the blended tax rate due to the high proportion of profits arising in the UK and US. The blended tax rate is expected to remain at 25% in 2024.

On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. The Group has applied the exception under the proposed IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top-up income taxes.

Total uncertain tax positions (including interest thereon) amounted to £50m as at 30 June 2023 (2022: £54m). Included within this amount is £6m (2022: £6m) in respect of interest arising on tax provisions, which is included within other payables.

Total tax payments for the period amounted to £58m (H1 2022: £32m), an increase of £26m.

The movement on the deferred income tax account is as follows:

	6 months to 30 June 2023 £m	6 months to 30 June 2022 £m
At 1 January	(468)	(67)
Exchange differences	24	(7)
Acquisition of companies and businesses	(7)	(16)
(Charged)/credited to the income statement	(11)	10
Credited to other comprehensive income	1	–
Credited/(charged) to equity	4	(4)
At 30 June	(457)	(84)
Deferred taxation has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	46	44
Deferred tax liability within non-current liabilities	(503)	(128)
	(457)	(84)

A deferred tax asset of £27m has been recognised in respect of losses (2022: £23m), of which £21m (2022: £18m) relates to UK losses carried forward at 30 June 2023. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £82m (2022: £120m) have not been recognised as at 30 June 2023 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset.

At the balance sheet date the Group had tax losses of £191m (2022: £230m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses.

Adjusted effective tax rate

Adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted profit before tax, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the Group’s adjusted profit before tax from continuing operations.

	6 months to 30 June 2023 AER £m	6 months to 30 June 2022 AER/CER £m
Unadjusted income tax expense	54	38
Tax adjustments on:
Amortisation and impairment of intangible assets (excluding computer software)	21	10
One-off and adjusting items – operating	12	1
Net interest adjustments	1	–
Adjusted income tax expense (a)	88	49
Adjusted profit before tax (b)	377	226
Adjusted effective tax rate (a/b)	23.4%	21.8%

6. Dividends

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.

	6 months to 30 June 2023 £m	6 months to 30 June 2022 £m
2021 final dividend paid – 4.30p per share	–	80
2022 final dividend paid – 5.15p per share	131	–
Total	131	80

The directors have declared an interim dividend of 2.75p per share amounting to £69m payable on 11 September 2023 to shareholders on the register at close of business on 4 August 2023. The last day for DRIP elections is 18 August 2023. The Company has a progressive dividend policy and will consider the level of growth for 2023 based on the year-end results. These interim financial statements do not reflect this dividend payable.

7. Business combinations

During the period the Group purchased 100% of the share capital or trade and assets of 24 companies and businesses (2022: 31). An overview of the acquisitions in the year can be found on page 9 under the 'Continued excellent execution on bolt-on M&A' heading. The Group acquires companies and businesses as part of its growth strategy.

The total consideration in respect of these acquisitions was £202m (2022: £160m).

Details of goodwill and the fair value of net assets acquired in the period are as follows:

	6 months to 30 June 2023 £m	6 months to 30 June 2022 £m
Purchase consideration
– Cash paid	161	116
– Deferred and contingent consideration	41	44
Total purchase consideration	202	160
Fair value of net assets acquired	58	73
Goodwill from current-period acquisitions	144	87

Goodwill represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools and back office synergies.

Deferred consideration of £8m and contingent consideration of £33m are payable in respect of the above acquisitions (2022: £17m and £27m respectively). Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. During the period there were releases of contingent consideration liabilities not paid of £nil (2022: £1m).

The provisional fair values1 of assets and liabilities arising from acquisitions in the period are as follows:

	6 months to 30 June 2023 £m	6 months to 30 June 2022 £m
Non-current assets
– Intangible assets2	47	71
– Property, plant and equipment	11	7
Current assets	19	17
Current liabilities	(10)	(6)
Non-current liabilities	(9)	(16)
Net assets acquired	58	73

1. The provisional fair values will be finalised in the 2023 financial statements. The fair values are provisional since the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the period end.

2. Includes £39m (2022: £68m) of customer lists and £8m (2022: £3m) of other intangibles.

Acquired receivables are disclosed at fair value and represent the best estimate of the contractual cash flows expected to be collected.

From the dates of acquisition to 30 June 2023, these acquisitions contributed £28m to revenue and £6m to operating profit (2022: £14m and £3m respectively). If the acquisitions had occurred on 1 January 2023, the revenue and operating profit of the Group would have amounted to £2,686m and £307m respectively (2022: £1,590m and £172m respectively).

In relation to prior period acquisitions, there has been an adjustment to the provisional fair values of the Terminix acquisition resulting in an increase to goodwill of £14m. This is made up of £10m reduction in the fair value of acquired investments in associates and various other minor adjustments resulting in a £4m decrease in the fair value of acquired net assets. The Terminix opening balance sheet is still provisional at 30 June 2023.

The Group paid £21m in respect of deferred and contingent consideration for current and prior year acquisitions (2022: £19m), resulting in the total cash outflow in the period from current and past period acquisitions, net of £7m (2022: £7m) cash acquired, of £175m (2022: £127m).

8. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

Goodwill is carried at cost less accumulated impairment losses and is tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to cash-generating units (CGUs) identified according to country of operation and reportable business unit. The way in which CGUs are identified has not changed from prior periods. Newly acquired entities might be a single CGU until such time that they can be integrated. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell if appropriate. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of sales growth, operating costs and margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates. The effect of climate change has been considered in the cash flows.

An assessment has been performed for all material CGUs at the half year to identify any possible indicators of impairment. The assessment included a review of internal and external factors that have the potential to significantly reduce the CGU value. The indicator assessment resulted in two CGUs showing possible indicators of impairment, and as a result a full impairment assessment was undertaken for those CGUs. The impairment assessment identified a total of £4m of goodwill impairments across 2 CGUs.

9. Net debt

Reconciliation of net change in cash and cash equivalents to net debt:

	At 30 June 2023 £m	At 31 December 2022 £m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	1,418	2,170
Other investments	1	1
Bank and other short-term borrowings¹	(742)	(1,355)
Lease liabilities	(127)	(135)
	550	681
Non-current
Fair value of debt-related derivatives	(23)	(71)
Bank and other long-term borrowings²	(3,472)	(3,574)
Lease liabilities	(325)	(332)
	(3,820)	(3,977)
Total net debt	(3,270)	(3,296)

1. Bank and other short-term borrowings consists of £720m overdraft (2022: £1,291m), £16m overseas loans (2022: £24m) and £6m bond accruals (2022: £40m).

2. Bank and other long-term borrowings consists of £2,914m bond debt (2022: £2,987m) and £558m loans (2022: £587m).

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of £2,914m (December 2022: £2,987m) and a fair value of £2,774m (December 2022: £2,826m). No further disclosures are required by IFRS 7.29(a).

Cash at bank and in hand includes £14m (December 2022: £13m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

10. Derivative financial instrument

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and
Level 3 –	inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

	Fair value assets 30 June 2023 £m	Fair value assets 31 December 2022 £m	Fair value liabilities 30 June 2023 £m	Fair value liabilities 31 December 2022 £m
Interest rate swaps (level 2):
– non-hedge	–	–	(1)	–
– cash flow hedge	47	36	(11)	(2)
– net investment hedge	15	15	(73)	(120)
	62	51	(85)	(122)
Analysed as follows:
Current portion	–	–	–	–
Non-current portion	62	51	(85)	(122)
Derivative financial instruments	62	51	(85)	(122)
Contingent consideration¹ (level 3)	–	–	(83)	(70)
Analysed as follows:
Current portion	–	–	(49)	(32)
Non-current portion	–	–	(34)	(38)
Other payables (non-current)	–	–	(83)	(70)

1. Contingent consideration includes put option liability of £40m (2022: £45m).

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets £45m (2022: £21m) and net derivative liabilities £68m (2022: £92m).

Contingent consideration includes liabilities for put options of £40m (2022: £45m). The assumptions that are made in estimating the value of the put option liabilities are option price and discount rate. A 5% reduction in the estimated option price would result in a £2m decrease in the liability, and a 100 basis point decrease in the discount rate would result in a £1m increase in the liability. All gains and losses relating to the put option are recognised in OCI.

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction) there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

	Contingent consideration 30 June 2023 £m	Contingent consideration 30 June 2022 £m
At 1 January	70	75
Exchange differences	(2)	2
Acquisitions	33	27
Payments	(15)	(13)
Revaluation of put option through equity	(3)	(1)
	83	90

Fair value is equal to carrying value for all other trade and other payables.

11. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group’s bank debt comprises:

	Facility amount at 30 June 2023 £m	Drawn at period end at 30 June 2023 £m	Headroom at 30 June 2023 £m	Interest rate at period end at 30 June 2023%
Non-current
$700m term loan due October 2025	551	551	–	5.9
$1.0bn RCF due October 2027	787	–	787	0.14

	Facility amount at 31 December 2022 £m	Drawn at period end at 31 December 2022 £m	Headroom at 31 December 2022 £m	Interest rate at period end at 31 December 2022%
Non-current
$700m term loan due October 2025	579	579	–	4.9
$1.0bn RCF due October 2027	827	–	827	0.14

The Group has a committed $1.0bn revolving credit facility (RCF) which is available for cash drawings up to $1.0bn. The maturity date is October 2027. As at 30 June 2023 the facility was undrawn (2022: £nil).

Medium-term notes and bond debt comprises:

	Bond interest coupon 2023	Effective hedged interest rate 2023
Non-current
€400m bond due November 2024	Fixed 0.950%	Fixed 3.62%
€500m bond due May 2026	Fixed 0.875%	Fixed 2.82%
€850m bond due June 2027	Fixed 3.875%	Fixed 5.06%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.25%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.56%
£400m bond due June 2032	Fixed 5.000%	Fixed 5.20%
Average cost of bond debt at period-end rates		4.00%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group’s hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group has no significant concentration of credit risk. At 30 June 2023 the Group had a total of £23m of cash held on bank accounts with banks rated below A- by S&P (2022: £36m). The highest concentration with any single bank rated below A- was £4m (2022: £14m).

The Group considers the fair value of other current liabilities to be equal to the carrying value.

12. Operating cash and Free Cash Flow

	2023£m	2022£m
Operating profit	304	170
Adjustments for:
– Depreciation and impairment of property, plant and equipment	75	65
– Depreciation and impairment of leased assets	60	40
– Amortisation and impairment of intangible assets (excluding computer software)	87	40
– Amortisation and impairment of computer software	12	9
– Other non-cash items	18	3
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories	(15)	(22)
– Contract costs	(5)	(3)
– Trade and other receivables	(64)	(57)
– Accrued income	9	7
– Trade and other payables and provisions	3	47
– Contract liabilities	20	13
Cash generated from operating activities	504	312

Purchase of property, plant and equipment	(81)	(68)
Purchase of intangible fixed assets	(21)	(15)
Capital element of lease payments and initial direct costs incurred	(81)	(45)
Proceeds from sale of property, plant and equipment	2	3
Cash impact of one-off and adjusting items	78	15
Adjusted Cash Flow	401	202
Interest received	8	2
Interest paid	(122)	(21)
Income tax paid	(58)	(32)
Free Cash Flow	229	151

Free Cash Flow

The Group aims to generate sustainable cash flow (Free Cash Flow) in order to support its acquisition programme and to fund dividend payments to shareholders. Free Cash Flow is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible fixed assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. A reconciliation of Free Cash Flow from net cash from operating activities is provided in the table below:

	2023 AER £m	2022 AER £m
Net cash from operating activities	332	261
Purchase of property, plant, equipment and intangible fixed assets	(102)	(83)
Capital element of lease payments and initial direct costs incurred	(81)	(45)
Proceeds from sale of property, plant, equipment and software	2	3
Cash impact of one-off and adjusting items	78	15
Dividends received from associates	–	–
Free Cash Flow	229	151

Adjusted Free Cash Flow conversion

Adjusted Free Cash Flow conversion is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income.

	2023 AER £m	2022 AER £m
Adjusted Profit After Tax	289	177
Free Cash Flow	229	151
Product development additions	5	3
Net investment hedge cash interest through Other Comprehensive Income	6	4
Adjusted Free Cash Flow	240	158
Free Cash Flow conversion	83.0%	89.3%

13. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

	Termite damage claims £m	Self- insurance £m	Environmental £m	Other £m	Total £m
At 1 January 2022	–	37	11	13	61
Exchange differences	–	4	–	–	4
Additional provisions	–	11	–	3	14
Used during the period	–	(8)	(1)	(4)	(13)
At 30 June 2022	–	44	10	12	66

At 1 January 2023	303	165	12	12	492
Exchange differences	(14)	(7)	(1)	–	(22)
Additional provisions	8	28	3	3	42
Used during the period	(37)	(25)	(1)	(3)	(66)
Unused amounts reversed	–	(2)	–	(1)	(3)
Acquisition of companies and businesses	–	–	3	2	5
Unwinding of discount on provisions	6	–	–	–	6
At 30 June 2023	266	159	16	13	454

	2023Total£m	2022Total£m
Analysed as follows:
Non-current	329	39
Current	125	27
Total	454	66

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the rate and cost of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 20 years. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provisions are also likely to change.

The sensitivity of the liability balance to changes in the inputs is illustrated as follows:

●
Discount rate – this exposure is largely based within the United States, therefore measurement is based on a US risk-free rate. As we have seen during 2022 and 2023, interest rates (and therefore discount rates) have moved up and are at their highest in over a decade. Rates could move in either direction and management has modelled that an increase/decrease of 5% in yields (from 4.31% to 4.53%) would reduce/increase the provision by £3m. Over the 6 months to 30 June 2023, risk free rates used for the provision have remained broadly flat.

●
Claim cost – claim cost forecasts have been based on the latest available historical settled Terminix claims. Claims costs are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has determined the historical time period for each material category of claim, between six months and five years, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim costs and therefore future material changes in provisions. Management has modelled that a structural increase/ decrease of 5% in total claim costs would increase/decrease the provision by c.£15m. Over the 6 months to 30 June 2023, in year costs per claim rose by c.5.6%.

●
Claim rate – management has estimated claim rates based on statistical historical incurred claims. Data has been captured and analysed by a third party agency, used by Terminix over many years, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group’s control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by c.£15m accordingly. Over the 6 months to 30 June 2023 claim rates have been broadly flat.

●
Customer churn rate – If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed by a third party agency, used by Terminix over many years, to establish incidence curves for customer churn, and forward looking assumptions have been made based on these curves. Changes in churn rates are subject to macro-economic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by c.£10m up or down, accordingly. On average over the last 10 years annualised churn rates move by +/- c.1.2% per annum.

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management’s assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that 50% to 75% of claims should settle within the next five years.

Environmental

The Group owns a number of properties in Europe and the US where there may be environmental contamination. These issues tend to be complex to determine and resolve, and may be material although are often not possible to measure reliably. Where issues are known and reliably measurable, provisions are held for the remediation of any contamination. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to properties the Group no longer occupies such as security, utilities and insurance. Existing provisions are expected to be substantially utilised within the next five years.

14. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 30 June 2023.

15. Legal statements

The financial information for the six month period ended 30 June 2023 contained in this interim announcement has been approved by the Board and authorised for release on 27 July 2023.

These condensed interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year 31 December 2022 were approved by the Board of Directors and authorised for release on 16 March 2023 and delivered to the Registrar of Companies. The report of the auditors on those accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The directors of Rentokil Initial plc are listed in the Rentokil Initial plc Annual Report for 31 December 2022. A list of the current directors is maintained on the Rentokil Initial website: rentokil-initial.com.

Responsibility statement of the directors in respect of the 2023 interim statement

We confirm that to the best of our knowledge:

●
the condensed set of financial statements prepared in accordance with IAS 34, 'Internal Financial Reporting', as adopted in the UK (IAS 34), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and its subsidiaries included in the consolidation as a whole as required by DTR 4.2.4R; and

●
the interim management report includes a fair review of the information required by DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.

We have reviewed, and found that we have nothing to report in relation to the requirements of DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

By Order of the Board

Andy Ransom
Chief Executive
27 July 2023

Independent review report to Rentokil Initial plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Rentokil Initial plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the 2023 Interim Results of Rentokil Initial plc for the six month period ended 30 June 2023 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The interim financial statements comprise:

●	the consolidated Balance Sheet as at 30 June 2023;
●	the consolidated Statement of Profit or Loss and Other Comprehensive Income for the period then ended;
●	the consolidated Cash Flow Statement for the period then ended;
●	the consolidated Statement of Changes in Equity for the period then ended; and
●	the explanatory notes to the interim financial statements.
The interim financial statements included in the 2023 Interim Results of Rentokil Initial plc have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2023 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The 2023 Interim Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2023 Interim Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the 2023 Interim Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the 2023 Interim Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 July 2023

Cautionary statement

In order to utilise the ‘safe harbour’ provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and the general doctrine of cautionary statements, Rentokil Initial plc (“the Company”) is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial’s intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities (“Rentokil Initial” or “the Group”), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group’s ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group’s disposals; difficulties in integrating, streamlining and optimising the Group’s IT systems, processes and technologies; the availability of a suitably skilled and qualified labour force to maintain the Group’s business; the Group’s ability to attract, retain and develop key personnel to lead the business; the impact of environmental, social and governance (“ESG”) matters, including those related to climate change and sustainability, on the Group’s business, reputation, results of operations, financial condition and/or prospects; inflationary pressures, such as increases in wages, fuel prices and other operating costs; supply chain issues, which may result in product shortages or other disruptions to the Group’s business; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels; the Group’s ability to implement its business strategies successfully, including achieving its growth objectives; the Group’s ability to retain existing customers and attract new customers; the highly competitive nature of the Group’s industries; cybersecurity breaches, attacks and other similar incidents; extraordinary events that impact the Group’s ability to service customers without interruption, including a loss of its third-party distributors; the Group’s ability to protect its intellectual property and other proprietary rights that are material to the Group’s business; the Group’s reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto; the Group’s ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards, as well as contractual obligations, relating to data privacy and security; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group’s debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group’s debt; and exchange rate fluctuations and the impact on the Group’s results or the foreign currency value of the Company’s ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 July 2023	RENTOKIL INITIAL PLC
/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Chief Financial Officer